Filed Pursuant to Rule 424 (b) (3)

Registration Number 333-65996

BP

Direct Access Plan

Prospectus

BP Direct Access Plan Prospectus

BP p.l.c. American Depositary Shares

BP Company North America Inc., a Delaware corporation (“BP North America”), is pleased to offer the BP Direct Access Plan (the “Plan”). The Plan is designed to provide investors in the United States and Canada with an easy and inexpensive way to invest in BP p.l.c. (“BP”), an English public limited company that is the parent of BP North America.

Key features of the Plan are that you can:

•	Enroll in the Plan for free.
•	Purchase BP American Depositary Shares (“BP ADSs”) without a personal broker and with no fees or commissions.
•	Start your investment with as little as U.S. $250 or one BP ADS, or by committing to make a minimum of five consecutive monthly automatic withdrawals of at least U.S. $50 each from your bank account.
•	Increase your ownership of BP ADSs by automatically reinvesting your cash dividends.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information contained in this Prospectus is not for publication or distribution into the United Kingdom. The information and any opinion contained in this Prospectus does not constitute a public offer in the United Kingdom under any applicable legislation or an offer to sell or solicitation or an offer to buy any securities or financial instruments in the United Kingdom or any advice or recommendation with respect to such securities or other financial instruments. This Prospectus is only intended for persons outside the United Kingdom, as described in Article 12 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

The date of this Prospectus is July 1, 2008

•	Purchase additional BP ADSs at any time or on a regular basis through optional cash investments.
•	Make additional investments of as little as U.S. $50 per investment up to as much as U.S. $250,000 per year.
•	Transfer BP ADSs easily or sell at low cost.
•	Own and transfer your BP ADSs without holding or delivering paper certificates.
•	Invest through an IRA or similar tax-advantaged account.

The Plan holds BP ADSs, which are listed on the New York and Toronto Stock Exchanges under the trading symbol “BP.” The Plan is open to new investors in the U.S. and Canada wishing to purchase BP ADSs, as well as to existing holders of BP ADSs in the U.S. and Canada who want to reinvest their cash dividends in additional BP ADSs or access the other features of the Plan.

BP

BP is one of the largest integrated oil companies in the world, operating in 100 countries, on six continents, and serving 10 million customers every day throughout the world. Our worldwide headquarters is located in London, United Kingdom. Our registered address is:

BP p.l.c.

1 St. James’s Square

London SW1Y 4PD

United Kingdom

Telephone +44 (0)20 7496 4000

Internet address: www.bp.com

BP is a global group with interests and activities held or operated through subsidiaries, jointly controlled entities or associates established in, and subject to the laws and regulations of, many different jurisdictions. These interests and activities cover two business segments, Exploration and Production and Refining and Marketing. In addition, BP has growing activity in Alternative Energy and is supported by a number of organizational elements comprising group functions and regions. Exploration and Production’s activities include oil and natural gas exploration, development and production (upstream activities), together with related pipeline, transportation and processing activities (midstream activities). The activities of Refining and Marketing include the supply and trading, refining, marketing and transportation of crude oil, petroleum and chemicals products. Our Alternative Energy business activities include marketing and trading of gas and power, marketing of liquefied natural gas (LNG), natural gas liquids (NGLs), and low-carbon power generation. The group provides high-quality technological support for all its businesses through its research and engineering activities. BP has well-established operations in Europe, the U.S., Canada, Russia, South America, Australasia, Asia and parts of Africa.

BP ADSs

BP ADSs are equity securities known as “American Depositary Shares,” which trade on the New York Stock Exchange at prices quoted in U.S. dollars and on the Toronto Stock Exchange at prices quoted in Canadian dollars. Each BP ADS represents six “ordinary shares” of BP. Ordinary shares are the English equivalent of common stock in a U.S. corporation. BP ordinary shares trade on the London Stock Exchange at prices quoted in pounds sterling. Dividends on BP ADSs are currently declared and paid in U.S. dollars. If any dividend is announced in a currency other than U.S. dollars, the dividend will be paid in U.S. dollars based on a currency exchange rate selected by BP’s board of directors.

THE PLAN

Who Can Join?

U.S. and Canadian Investors. At the present time, the Plan is open only to investors residing in the United States and Canada (including their territories and possessions).

Current Shareholders. If you have at least one BP ADS registered in your name, you are eligible to join the Plan. If you hold BP ADSs through a bank or broker (that is, in “street name”), you may become eligible to join the Plan by asking to have at least one BP ADS registered in your name.

New Shareholders. If you are not yet a BP ADS holder, you may join the Plan by making an initial investment of at least U.S. $250 or authorizing a minimum of five consecutive monthly automatic withdrawals of U.S. $50 each from your bank account. The maximum annual investment is U.S. $250,000.

How Do You Enroll?

Current Shareholders. If you are a U.S. or Canadian holder of record of at least one BP ADS, you may enroll by filling out the enrollment form and returning it to JPMorgan Chase Bank, N.A., the administrator for the Plan (the “Administrator”). If you own BP ADSs but they are registered in the name of a bank or broker (that is, in “street name”), you may become an owner of record and enroll in the Plan by asking your bank or broker to transfer at least one of your BP ADSs to the Administrator and have an account established in your name. Once you enroll, all of your BP ADSs that are registered in the exact same name as on the enrollment form, whether you acquired them before or acquire them after you joined the Plan, will automatically be treated as Plan shares. Any BP ADSs that remain in “street name” will not be treated as Plan shares. A current shareholder may also open an account by making an initial cash investment, as set forth in the following paragraph, in which event any BP ADSs registered in the exact same name as on the enrollment form for the new account will automatically be transferred to that account and be treated as Plan shares.

New Shareholders/New Accounts. If you do not own any BP ADSs, or if you wish to establish a separate account (for example, a joint account with your spouse or as custodian for a minor), you may enroll by filling out an enrollment form and returning it to the Administrator, together with a check made payable to “Shareowner Services”, in U.S. dollars, for at least $250. The Administrator will not accept cash, credit/debit card transactions, traveler’s checks, money orders or third party checks. Alternatively, U.S. investors can enroll online through the Administrator’s website at www.adr.com/buybp by clicking on the “Enroll Now” button and following the instructions for online enrollment. U.S. investors who enroll online may elect to make the U.S. $250 minimum initial investment through a single automatic withdrawal or by five consecutive monthly automatic withdrawals of U.S. $50 each.

Individual Retirement Accounts. BP and the Administrator have arranged for Fiserv Trust Company (“Fiserv”) to make available a variety of tax-advantaged accounts that invest solely in BP ADSs through the Plan. These accounts currently include traditional Individual Retirement Accounts (“IRAs”), Roth IRAs and Coverdell Educational Savings Accounts and are generally available both for new contributions and for rollovers. For more information on this service, including special disclosures, fee information and enrollment materials, please call the Fiserv IRA Department toll-free at 1-800-472-2337. IRAs and similar accounts are provided directly by Fiserv, and neither BP nor the Administrator has any responsibility with respect to them.

Purchasing BP ADSs

Additional Investments. Once you are enrolled in the Plan, you can make additional investments at any time with as little as U.S. $50, through the mail or through electronic withdrawal from your bank account.

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Through the Mail: You can make additional investments by mailing a check in U.S. dollars to the Administrator, together with the tear-off form that will be included with your Plan Statement. The Administrator will not accept cash, credit/debit card transactions, traveler’s checks or third party checks.

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Through the Internet: You can also purchase additional BP ADSs by accessing your Plan account through the Administrator’s website atwww.adr.com/accountaccess and authorizing the Administrator to withdraw funds from your bank account. Individual electronic purchases must be in amounts less than $100,000. For purchases equal to or greater than $100,000, you will be required to submit separate smaller transactions in amounts less than $100,000 which add up to the amount you wish to invest.

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Automatic Monthly Investment: You can purchase additional BP ADSs on a regular basis by authorizing automatic withdrawals of U.S. $50 or more from your bank account. You may authorize automatic investments under the Plan by filling out the appropriate information on your enrollment form when you enroll or by accessing your Plan account through the Administrator’s website atwww.adr.com/accountaccess.

Please allow thirty days for the Administrator to process your request to enroll in automatic monthly investment. If you sign up to make automatic monthly investments, your money will be withdrawn on your choice of the 1st or the 15th of each month (or if the 1st or the 15th is not a business day, on the next business day) and used to purchase BP ADSs within five business days. You can change or discontinue your automatic monthly investments by calling the Administrator toll-free at 1-877-638-5672, by accessing your Plan account through the Administrator’s website at www.adr.com/accountaccess or by notifying the Administrator in writing. To be effective with respect to a particular investment date, your request to change or discontinue the automatic monthly debit feature must be received by the administrator at least 15 business days prior to the investment date.

Maximum Annual Investment. The most you can invest through the Plan in any calendar year is U.S. $250,000.

Open Market Purchases. All BP ADSs purchased under the Plan will be purchased on the New York Stock Exchange, in the over-the-counter market or in negotiated transactions with persons not affiliated with BP or any of its subsidiaries, including BP North America. Purchases will be made through an independent broker-dealer (which may be an affiliate of the Administrator).

Timing. Under most circumstances, purchases for your Plan account will be made within five business days after the Administrator receives your money. It is up to the independent broker-dealer used by the Plan to determine when and at what prices BP ADSs will be bought for the Plan. Accordingly, you will not be able to instruct the Administrator to purchase shares at a specific time or at a specific price. You will not be paid interest pending the investment of your money in additional BP ADSs.

Purchase Price. Your purchase price will be the weighted average price per share paid for all BP ADSs purchased for the Plan for the relevant purchase date. The cost basis of your BP ADSs will include your purchase price plus the amount of brokerage commissions paid on your behalf by BP North America. See “U.S. Federal Income Tax Consequences.”

Book-Entry Ownership. All of the BP ADSs purchased through the Plan will be held by the Administrator and reflected in book-entry form in your account on the records of the Administrator. Ownership in book-entry form means that, while you will have full ownership of your Plan shares, you will not receive a paper stock certificate (called an “American Depositary Receipt” or “ADR”). Book-entry ownership eliminates the risk and expense of replacing lost or stolen ADRs, assures that your shares are always available should you need to deliver them for transfer and avoids your costs in maintaining a safe deposit box or other place to store your securities. However, if you prefer to hold your Plan shares in certificated form, you may receive ADRs upon request as described below under “Obtaining ADRs.”

Returned Checks/Failed Transfers. If any optional cash investment, including payments by check or automatic withdrawal, is returned for any reason, the Administrator will remove from your account any BP ADSs purchased upon prior credit of such funds, and you will be responsible for a $25.00 insufficient funds fee and any market loss on the failed purchase if the price at the time of removal is less than the purchase price. In order to collect the $25.00 fee and recover any market loss on the failed purchase, the Administrator may sell shares from your account. The Administrator will waive the usual sales fees on any such sale and will retain the proceeds to offset any outstanding fee or market loss. This transaction will be reported to you and the Internal Revenue Service on Form 1099-B shortly after the end of the year in which the transaction took place. See “U.S. Federal Income Tax Consequences” below.

Dividend Reinvestment and Payment Options

All, Some or None. You can instruct the Administrator to reinvest the cash dividends on all, some or none of your Plan shares in additional BP ADSs. Absent instructions to the contrary, all cash dividends will be automatically reinvested.

Reinvestment and Payment Instructions. You can provide the necessary information regarding reinvestment or payment of your cash dividends on your enrollment form, by accessing your Plan account through the Administrator’s website at www.adr.com/accountaccess or by contacting the Administrator in writing. Any instructions regarding reinvestment or payment of your dividends must be received by the Administrator no later than three business days before the next dividend record date to be effective for that dividend.

If you do not wish to reinvest the cash dividends on all of your Plan shares – that is, if you wish to receive the dividends on some or all of your Plan shares in the form of cash – we recommend that you instruct the Administrator to send your cash dividends directly to your bank account via electronic funds transfer. There is no charge for this convenience, which avoids any risk of loss or delay in receipt of your dividends. However, if you prefer to receive payment of your cash dividends by check, the Administrator will mail checks to the address of record. The Administrator will also send you a check in the event an electronic funds transfer to your bank account fails because of erroneous instructions.

Purchases. BP ADSs purchased with reinvested cash dividends will be purchased on the New York Stock Exchange, in the over-the-counter market or in negotiated transactions with persons not affiliated with BP or any of its subsidiaries, including BP North America. Purchases will be made through an independent broker-dealer (which may be an affiliate of the Administrator). Purchases for dividend reinvestment will be made within 30 days of the dividend payment date, unless otherwise required by law. The purchase price of BP ADSs acquired for dividend reinvestment will be the weighted average price per share of all BP ADSs purchased for the Plan with dividends for a given dividend payment date.

Selling BP ADSs

Sales. You can sell some or all of the BP ADSs in your Plan account at any time by calling the Administrator toll-free at 1-877-638-5672 or by completing the tear-off form that will be included with your Plan statement. You can also sell BP ADSs held in book-entry form, and conduct certain other transactions online by accessing your account through the Administrator’s website at www.adr.com/accountaccess. If you have ADRs for your BP ADSs, the Administrator will not process your request to sell until it receives ADRs representing the number of shares to be sold. The Administrator will deduct a transaction fee and a brokerage commission from the sale proceeds and will forward a check for the remaining balance to you within 15 business days after it receives your sale request. See “Plan Fees” below.

Whole Shares Only. You may only sell whole BP ADSs held in your Plan account, not fractional shares. Fractional shares will be cashed out only upon termination of your Plan account, as described under “Termination of Plan Participation” below.

Timing. The Administrator will sell BP ADSs through an independent broker-dealer as soon as practical after it receives your request (and, if applicable, your ADRs), but in any event no later than the end of the next calendar week. It is up to the independent broker-dealer used by the Plan to determine when and at what prices BP ADSs will be sold for Plan accounts. Accordingly, you will not be able to instruct the Administrator to sell your shares at a specific time or at a specific price. If you prefer to have control over the exact timing and sale price, you can withdraw the shares and sell them through a broker of your own choosing.

Sale Price. The sale price per BP ADS will be the average price per share received by the Administrator for all sales made for Plan participants on the relevant sale date, less the per share fees and commissions incurred with respect to your BP ADSs. See “Plan Fees” below.

Receipt of Proceeds. Upon settlement of the sale of your BP ADSs, the Administrator will send you a check for the proceeds from the sale, less any amounts required to be withheld under applicable law or the Plan. Settlement occurs three business days after the date of sale. You will not be paid interest on your sale proceeds.

Gifts and Share Transfers

You may transfer any or all of your BP ADSs, whether held in your Plan account or outside the Plan, to the Plan account of any other person, or to another person to be held outside the Plan. To effect a transfer, you must deliver to the Administrator a signed, written request in a form acceptable to the Administrator, and your signature must be Medallion Guaranteed by an officer of a commercial bank, trust company, credit union or savings and loan association, or by a stockbroker, who is a member of the Securities Transfer Agents Medallion Program.

To a Plan Account. If you are transferring BP ADSs held in your Plan account to another existing Plan account, your request should include the complete name and address on the account and other account identification information. If the person to whom you are giving shares is not already a Plan participant, you must also submit an enrollment form and any other documentation required by the Administrator. Unless you are terminating your own participation in the Plan, you may transfer only whole ADSs.

Outside the Plan. If you are transferring BP ADSs held in your Plan account to another person, to be held outside the Plan, you must provide the Administrator with complete account information and submit any other documentation required by the Administrator. You may transfer only whole ADSs to be held outside the Plan.

ADR Safekeeping

If you hold ADRs representing BP ADSs, whether or not they were acquired through the Plan, you can deposit them in the Plan for safekeeping. The Administrator will reflect the BP ADSs represented by those ADRs in book-entry form in your Plan account. To deposit ADRs for safekeeping, send them to the Administrator at the address set forth under “For More Information” below. To insure against risk of loss resulting from mailing your ADRs, the Administrator strongly recommends that you use registered or certified mail to mail your ADRs to the Plan Administrator, insuring the ADRs for 2% of the current market value of the BP ADSs represented thereby. In any case, you bear the full risk of loss, regardless of the method used, in the event the ADRs are lost. YOU SHOULD NOT ENDORSE YOUR ADRs PRIOR TO MAILING.

Obtaining ADRs

You can obtain ADRs for any or all of the whole BP ADSs held in your Plan account in book-entry form at any time for free. To obtain ADRs, you can call the Administrator toll-free at 1-877-638-5672, or submit the tear-off form included with your Plan statement. Please allow 30 days for the Administrator to process your request.

Conducting Transactions Online

U.S. investors can enroll in the Plan online through the Administrator’s website at www.adr.com/buybp by clicking on the “Enroll Now” button and following the instructions for online enrollment. Once enrolled in the Plan, you can authorize additional investments, sell BP ADSs held in book-entry form, and conduct certain other transactions online by accessing your account through the Administrator’s website at www.adr.com/accountaccess. You may also reach the Administrator’s website through a hyperlink from the “Investors” section of the BP website at www.bp.com/investors. Online access is not available for corporations and other legal entities, and the Administrator may impose additional limitations on online transactions.

Conducting Transactions Via Telephone

You may contact the Administrator by telephone to authorize changes to or the discontinuation of automatic monthly bank withdrawals; sell some or all of the BP ADSs credited to your Plan account, up to a maximum current market value of $25,000 (transactions greater than $25,000 must be requested in writing); request an ADR for some or all of your whole BP ADSs; and change your dividend reinvestment option.

Plan Fees

•	There is no fee to enroll in the Plan.

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You will not be charged any fees or commissions when you reinvest your dividends, purchase or transfer your BP ADSs under the Plan, deposit BP ADSs in the Plan for safekeeping or obtain ADRs for shares held in book-entry form. However, if you invest through electronic withdrawal from your bank account, you should check with your bank to see whether it charges any fees for this service.

•	When you sell BP ADSs you will be charged a sales fee (currently U.S. $15 per sale) and a brokerage commission (currently U.S. $0.12 per share) on the shares sold.
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If BP North America terminates your Plan account because it holds less than one full BP ADS, you will be charged the brokerage commission on one full BP ADS (currently U.S. $0.12) for the Administrator to liquidate the fractional share remaining in your account.

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If your check is returned or an electronic debit from your bank account fails due to insufficient funds, you will be charged a service fee (currently U.S. $25). Of course, until the Administrator receives good funds, it will be unable to effect the transaction that you requested.

•	BP North America may change the Plan fees from time to time.
•	For information about Fiserv’s fees to invest through an IRA or similar account, please call the Fiserv IRA Department toll-free at 1-800-472-2337.

Plan Statements and Forms

Each time that you reinvest dividends or purchase, sell or withdraw BP ADSs through the Plan, you will receive a statement confirming your transaction. Quarterly reinvestment statements will include a tear-off form that can be used for additional investments, sales or withdrawals. At a minimum, each year you will receive an annual statement that shows how many BP ADSs you own through the Plan and your account activity for the year-to-date. You can obtain additional account information from the Administrator as described under “For More Information” below.

U.S. Federal Income Tax Consequences

We believe that the following is an accurate summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this Prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and we advise you to consult your own tax advisors for information about your specific situation. Canadian participants should consult their tax advisors as to the consequences to them of participating in the Plan.

In general, all your cash dividends, whether paid to you in cash or reinvested, are considered taxable income to you at the time they are received or reinvested. In addition, brokerage commissions on purchases of BP ADSs purchased through the Plan (which will be paid by BP North America on your behalf) will be treated as distributions subject to income tax in the same manner as cash dividends. The total amount of dividends and other distributions will be reported to you and to the Internal Revenue Service on Form 1099-DIV shortly after the end of each year.

Under this general rule, the cost basis for U.S. federal income tax purposes of BP ADSs acquired through the Plan will be the price at which the shares are credited to your Plan account (see “Purchasing BP ADSs-Purchase Price” and “Dividend Reinvestment-Purchases”), increased by the amount of the brokerage commissions with respect to such shares paid by BP North America on your behalf.

You will generally not realize gain or loss for U.S. federal income tax purposes upon the deposit of BP ADSs in your Plan account, or the receipt of ADRs for ADSs held in your Plan account. You will generally realize gain or loss on the sale of BP ADSs. Any gain or loss you incur should be reflected when you file your income tax returns.

The above rules may not be applicable to certain participants in the Plan, such as tax-exempt entities (including IRAs) and foreign shareholders. All participants are advised to consult their own tax advisors.

In the case of Plan participants whose dividends are subject to U.S. federal tax withholding, to the extent you elect dividend reinvestment, the Administrator will reinvest dividends less the amount of tax required to be withheld. The filing of any documentation required to obtain a reduction in U.S. withholding tax is the responsibility of the participant.

Communications and Voting

As a Plan participant, you will receive all communications sent to record holders of BP ADSs. You may consent to receive proxy and shareholder communications electronically through the Administrator’s website at www.adr.com/shareholder or through BP’s website at www.bp.com. For any meeting of shareholders of BP, as long as there are whole BP ADSs in your Plan account on the relevant record date, you can attend, speak and vote at the meeting, or you can instruct the depositary bank for BP’s ADR program (the “Depositary”) to vote the BP ordinary shares represented by your BP ADSs. You will receive a voting instruction form from the Depositary that will cover all of the whole BP ADSs held in your Plan account. This voting instruction form allows you to indicate how you want the BP ordinary shares represented by your BP ADSs to be voted, either by marking and returning the voting instruction form or by following the instructions on the form for voting electronically. The Depositary will cause those shares to be voted only as you indicate. If you do not return a voting instruction form or vote electronically, the BP ordinary shares represented by your BP ADSs will not be voted.

Share Splits and Other Distributions

If BP declares a share split or share dividend, your Plan account will be credited with the appropriate number of additional BP ADSs on the payment date, or your existing BP ADSs will represent the additional ordinary shares distributed pursuant to the share split or share dividend. Your additional BP ADSs (including fractional shares) will be entitled to all the rights and privileges provided under the Plan.

In the event that BP offers any share subscription or other rights to holders of its ordinary shares, to the extent such rights are made available to holders of BP ADSs, the Administrator will make them available to you with respect to the BP ADSs in your Plan account. To the extent such rights are not made available to holders of BP ADSs, they may be sold for the benefit of such holders, in which case the Administrator will allocate your share of the proceeds of the sale to your Plan account .

If you send a notice of termination or a request to sell to the Administrator between the record date and the payment date for a share split, the request will not be processed until the share split is credited to your account.

Termination of Plan Participation

Voluntary Termination by Participant. If you wish to terminate your participation in the Plan and stop reinvesting your dividends, call the Administrator toll-free at 1-877-638-5672, complete the tear-off form included with your Plan statement or access your Plan account through the Administrator’s website at www.adr.com/accountaccess. Unless you instruct otherwise, the whole BP ADSs formerly in your Plan account will be registered in your name in the direct registration system maintained by the Depositary for the BP ADSs. The Administrator will liquidate any fractional BP ADS based on the sale price of the BP ADSs on the date of liquidation and send you a check for the cash value of the fractional share, minus any applicable fees, expenses and withholdings required by law or the Plan. Following termination, the Depositary will send you evidence of the BP ADSs registered in your name.

Termination by BP North America. BP North America may terminate your Plan account without notice at any time if there is less than one whole BP ADS in your Plan account. In the event of any such termination, the Administrator will liquidate any fractional share based on the sale price of the BP ADSs on the date of liquidation and will send you a check for the cash value of the fractional share, minus any applicable fees, expenses and withholdings required by law or the Plan.

Changes to the Plan

BP North America may add to, modify or discontinue the Plan at any time. We will send you written notice of any significant changes. Under no circumstances will any amendment decrease the number of BP ADSs that you own or result in a distribution to BP or to any of its subsidiaries, including BP North America, of any amount credited to your Plan Account.

Administration

The Plan is currently administered by JPMorgan Chase Bank, N.A. The Administrator keeps records, sends statements and performs other duties relating to the Plan. JPMorgan Chase Bank, N.A. also acts as the Depositary, transfer agent, registrar and dividend disbursing agent for the BP ADSs. BP North America may replace the Administrator, and the

Administrator may resign, at any time, in which case BP North America would designate a new administrator.

Purchases and sales of BP ADSs under the Plan will be made in the open market by a broker-dealer that is not affiliated with BP or any of its subsidiaries, including BP North America. The current Administrator is independent of BP and its subsidiaries, including BP North America. An affiliate of the Administrator may, from time to time, act as broker-dealer to buy and sell BP ADSs for the Plan. In the event that BP North America decides to administer the Plan itself or authorizes an affiliate to administer the Plan, BP North America will select an independent broker-dealer to make purchases and sales for the Plan.

For More Information

For information regarding the Plan, additional forms, help with Plan transactions or answers to your questions, please contact the Administrator at:

JPMorgan Chase Bank, N.A.

BP Direct Access Plan

P.O. Box 64503

St. Paul, Minnesota 55146-0503

Telephone: Toll-free 1-877-638-5672

Copies of the Direct Access Plan Prospectus and enrollment form are also available in the ADS holders section of BP’s Internet site at www.bp.com/investors.

Limitation of Liability

If you choose to participate in the Plan, you should recognize that none of BP, its subsidiaries, including BP North America, nor the Administrator or any agents it may appoint can assure you of a profit or protect you against loss on your investment in BP ADSs. Plan accounts are not insured by the Securities Investor Protection Corporation.

Although the Plan provides for the reinvestment of dividends, the announcement and payment of dividends will continue to be determined by the Board of Directors of BP, in its discretion. This decision depends on many factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.

None of BP, its subsidiaries, including BP North America, nor the Administrator or any agents it may appoint will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the Plan, as described in this Prospectus and on the forms that are designed to accompany each investment or activity. This includes, without limitation, any claims for liability:

•	Arising out of failure to terminate a participant’s participation in the Plan upon the participant’s death prior to receipt of written notice of death from an appropriate fiduciary,
•	With respect to the prices or times at which BP ADSs are purchased or sold for any participant’s account, and
•	Arising from the act or omission to act by any broker or dealer appointed by the Administrator to effect any purchases or sales of BP ADSs.

VALIDITY OF SECURITIES

The validity under English law of the ordinary shares of BP underlying the BP ADSs to be offered pursuant to the Plan has been passed upon for BP by Peter B.P. Bevan, Group General Counsel and Executive Vice President of BP. As of the date of this Prospectus, Mr. Bevan owned less than 0.1% of the BP ordinary shares outstanding (including options representing certain rights to purchase such shares).

EXPERTS

The consolidated financial statements of BP p.l.c. appearing in BP p.l.c.’s Annual Report (Form 20-F) for the year ended December 31, 2007 and the effectiveness of BP p.l.c.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

BP files annual and special reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any of these reports or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including BP. Most documents that BP files with the SEC are also available at www.bp.com.

This Prospectus is part of a Registration Statement on Form F-3 that we filed with the SEC to register the securities offered under the Plan. As allowed by SEC rules, this Prospectus does not contain all information you can find in the Registration Statement or the exhibits to the Registration Statement. The SEC allows us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference our Annual Report on Form 20-F for the year ended December 31, 2007 and the description of BP’s ordinary shares contained in our Report on Form 6-K filed on August 8, 2001 (SEC file number 001-06262). In addition, we incorporate by reference all future annual reports on Form 20-F that we file with the SEC prior to completion of the offering and any reports on Form 6-K that we furnish pursuant to the Securities Exchange Act of 1934 prior to completion of the offering that indicate on their cover pages that they are incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this Prospectus is delivered a copy of any of the information that has been incorporated by reference in the Prospectus. You may request a copy of any of these filings at no cost by writing or calling us at the following address and telephone number:

BP Shareholder Services

4101 Winfield Road – 3W

Warrenville, Illinois 60555

Telephone: Toll-free 1-800-638-5672

You should rely only on the information contained or incorporated by reference in this Prospectus. We have authorized no one to provide you with different information. You should not assume that the information in the Prospectus is accurate as of any date other than the date of this Prospectus (July 1, 2008).

Please read this booklet carefully. If you own BP ADSs now, or if you decide to buy BP ADSs in the future, please keep the booklet with your permanent investment records, since it contains important information about the Plan.